UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Alon USA Energy, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
020520102
(CUSIP Number)
Jeff. D. Morris
7616 LBJ Freeway, Suite 300
Dallas, Texas 75251
(972) 367-3600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 28, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)

CUSIP No.	020520102	13D/A	Page	2	of	5	Pages

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of above persons (entities only). Alon Israel Oil Company, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Israel

	7	SOLE VOTING POWER

NUMBER OF		46,145,032

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		231,015

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		46,145,032

WITH	10	SHARED DISPOSITIVE POWER

		231,015

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	46,376,047

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	77.14% based on 60,116,129* shares outstanding

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC
* Includes 54,181,329 shares of Common Stock outstanding as of June 30, 2010 and 5,934,800 shares of Common Stock to be issued upon conversion of the Issuer’s Series A Preferred Stock.

CUSIP No.	020520102	13D/A	Page	3	of	5	Pages
Amendment No. 5 to Schedule 13D
     This is Amendment No. 5 (“Amendment No. 5”) to the Statement on Schedule 13D (as previously amended, the “Schedule 13D”) filed by Alon Israel Oil Company, Ltd., an Israeli limited liability company (“Alon Israel”), on August 22, 2008, as amended by that Amendment No. 1 to the Schedule 13D filed on August 25, 2008, as amended by that Amendment No. 2 to Schedule 13D filed on September 8, 2008, as amended by that Amendment No. 3 to the Schedule 13D filed on September 23, 2009, as amended by that Amendment No. 4 to the Schedule 13D filed on January 5, 2010, relating to the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Alon USA Energy, Inc. (the “Issuer”).
     The Schedule 13D is hereby amended as follows:
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended by adding the following:
     On October 28, 2010, Alon Israel purchased 3,500,000 shares of the Issuer’s 8.50% Series A Convertible Preferred Stock (the “Preferred Stock”) in a registered direct offering (the “Preferred Transaction”) pursuant to the Issuer’s effective registration statement for the Preferred Stock. The purchase price for the Preferred Stock was $10 per share.
     The Preferred Stock is convertible by the holder at any time into shares of Common Stock. Each share of the Preferred Stock is initially convertible into 1.4837 (the “Initial Conversion Rate”) shares of the Common Stock, subject to adjustment upon the occurrence of certain events as described in the Issuer’s Certificate of Designation for the Preferred Stock. Additionally, from and after October 28, 2013, if the Daily VWAP (as defined in the Issuer’s Certificate of Designation for the Preferred Stock) of the Common Stock equals or exceeds 130% of the then-prevailing conversion price for at least 20 trading days in a period of 30 consecutive trading days, the Issuer may, at its option, require that all then outstanding shares of Preferred Stock be automatically converted into a number of shares of Common Stock equal to the then applicable conversion rate. The Preferred Stock has no expiration date.
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended by replacing the first paragraph in its entirety with the following:
     The Issuer is believed to have 54,181,329 shares of Common Stock outstanding based on the number of shares of Common Stock outstanding on June 30, 2010 as set forth in the Issuer’s Form 10-Q for the quarter ended June 30, 2010. The Issuer is believed to have issued 4,000,000 shares of Preferred Stock in the Preferred Transaction according to the press release of the Issuer dated October 29, 2010. Alon Israel beneficially owns 41,183,097 shares of the Common Stock and 3,500,000 shares of the Preferred Stock. If all 4,000,000 shares of the Preferred Stock were converted into shares of Common Stock at the Initial Conversion Rate, the Issuer would have 60,116,129 shares of Common Stock outstanding. If all of Alon Israel’s shares of Preferred

CUSIP No.	020520102	13D/A	Page	4	of	5	Pages
Stock were converted to shares of Common Stock at the Initial Conversion Rate, Alon Israel would own a total of 46,376,047 shares of Common Stock, or approximately 77.14% of the outstanding Common Stock and would have sole power to vote or to direct the vote and sole power to dispose of or to direct the disposition of 46,145,032 shares and the shared power to vote or to direct the vote and shared power to dispose of or to direct the disposition of 231,015 shares. Alon Israel indirectly owns 231,015 additional shares of Common Stock that are held by Tabris Investments Inc., a wholly-owned subsidiary of Alon Israel.
Item 5 is hereby amended by deleting the second paragraph in its entirety and replacing it with the following:
     Mr. David Wiessman, the President and Chief Executive Officer of Alon Israel, beneficially owns 2,876,352 shares of Common Stock comprised of 1,247,205 shares held directly and 1,629,147 shares that are held in trust by Eitan Shmueli, as trustee, the sole beneficiary of which is Mr. Wiessman, pursuant to a right to exchange a 2.71% ownership interest in Alon Israel for a 2.71% ownership interest in certain subsidiaries of Alon Israel, including the Issuer. Other than Mr. Wiessman, none of Alon Israel’s directors or executive officers beneficially own any shares of Common Stock of the Issuer.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended by deleting the paragraph following “Exchange Right in Alon Israel” in its entirety and replacing it with the following:
     Pursuant to his employment agreement with Alon Israel, Mr. Wiessman has an option to exchange a 2.71% ownership interest in Alon Israel for a 2.71% ownership interest in certain subsidiaries of Alon Israel, including the Issuer. If exercised in full as of the date of this Amendment No. 5, such right would represent 1,629,147 shares of Common Stock.
Item 7. Material To Be Filed as Exhibits.
Item 7 is hereby amended by adding the following:
     3.6 Form of Series A Convertible Preferred Stock Purchase Agreement (incorporated by reference to Exhibit 10.105 to Form S-1/A, filed by the Issuer on October 21, 2010, Registration No. 333-169583).

CUSIP No.	020520102	13D/A	Page	5	of	5	Pages
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ David Wiessman	November 1, 2010
David Wiessman
President and Chief Executive Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).